

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 0511   August 13, 2004

Gerard M. Werner, General Counsel and Director
Kohler Capital I, Corporation
Regency Towers, 1415 West 22nd Street
Tower Floor
Oak Brook, IL 60523

Re: Kohler Capital, Corporation
     Registration Statement on Form 10-SB
     File No. 0-50896
     Filed August 9, 2004

Dear Mr. Werner:

     A preliminary review of your registration statement has been done and we have the following comments.

Part I

1.   We direct your attention to the letter of January 21, 2000, to Mr. Ken Worm, Assistant Director of the OTC Compliance Unit at NASD. This letter indicates our view that the securities issued by a blank check company cannot be resold under Rule 144 but must be registered under the Securities Act of 1933. Please amend the disclosure in this regard to make clear that all securities issued by a blank check company to individuals in the capacity of management, affiliates, control persons and promoters will register such shares with the Commission before issuance. This also includes those shares obtained prior to the filing of the current registration statement.

No further review of your filing will be made at this time. You are requested to file an amendment on Form 10SB12G/A to include the necessary information within fifteen business days, or inform the staff prior to that time when the amendment will be made.

Other

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;
- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

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Please be advised that your registration statement will automatically become effective 60 days after filing. Upon effectiveness, you will become subject to the reporting requirements of the Securities Exchange Act of 1934, even if we have not cleared your comments. Note that the NASD Bulletin Board will not accept your listing until we have cleared all comments. In the event that it appears that you will not be able to respond by the 60th day, you may wish to consider withdrawing your registration statement and refilling when you have prepared a response to our comments. In addition, should the filing become effective in its present form the Division would be required to consider what recommendation, if any, it should make to the Commission.

CF1-00009859

Any questions on the above matters may be directed to the undersigned at (202) 942-2999 or Goldie B. Walker at (202) 942-1986.

Sincerely,

Goldie B. Walker

for John D. Reynolds, Assistant Director
Office of Emerging Growth Companies